                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                DevX Energy, Inc.
                            (Name of Subject Company)

                            Comstock Acquisition Inc.
                             Comstock Holdings, Inc.
                            Comstock Resources, Inc.
                       (Names of Filing Persons (Offeror))

                    Common Stock, par value $0.234 per share
                         (Title of Class of Securities)

                                    25189P203
                      (CUSIP Number of Class of Securities)

                                 M. Jay Allison
                      President and Chief Executive Officer
                            Comstock Resources, Inc.
                     5300 Town and Country Blvd., Suite 500
                               Frisco, Texas 75034
                                 (972) 668-8800
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                                Jack E. Jacobsen
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                               Dallas, Texas 75201
                                 (214) 740-8000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
 Transaction Value                                         Amount of Filing Fee
 -----------------                                         --------------------
   Not Applicable                                              Not Applicable

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Check the box if any part of the fee is offset as  provided  by Rule  0-11(a)(2)
and  identify  the filing with which the  offsetting  fee was  previously  paid.
Identify the previous filing by registration  statement  number,  or the Form or
Schedule and the date of its filing.

Amount Previously Paid:  __________               Filing Party:  _______________
Form or Registration No.:  ________               Date Filed:  _________________

|X| Check the box if the filing  relates  solely to  preliminary  communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|X|      third-party tender offer subject to Rule 14d-1.

|_|      issuer tender offer subject to Rule 13e-4.

|_|      going-private transaction subject to Rule 13e-3.

|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer: |_|

                                  EXHIBIT INDEX

Exhibit
    No.                            Description
---------                          -----------

99.1              Press Release issued by Comstock Resources, Inc. on
                  November 13, 2001